Exhibit (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Three Months Ended May 1, 2010 and May 2, 2009

and for the Most Recent Five Fiscal Years

	Three Months Ended				Fiscal Year Ended
	May 1	,	May 2	,	Jan. 30	,	Jan. 31	,	Feb. 2	,	Feb. 3	,	Jan. 28	,
(millions)	2010		2009		2010		2009		2008		2007		2006
Ratio of Earnings to Fixed Charges
Earnings from continuing operations
before income taxes	$1,055		$824		$3,872		$3,536		$4,625		$4,497		$3,860
Capitalized interest, net	1		(6)		(9)		(48)		(66)		(47)		(42)
Adjusted earnings from continuing operations before income taxes	1,056		818		3,863		3,488		4,559		4,450		3,818
Fixed charges:
Interest expense(a)	191		214		830		956		747		646		532
Interest portion of rental expense	26		26		105		103		94		88		84
Total fixed charges	217		240		935		1,059		841		734		616
Earnings from continuing operations before income taxes and fixed charges	$1,273		$1,058		$4,798		$4,547		$5,400		$5,184		$4,434
Ratio of earnings to fixed charges	5.86		4.42		5.13		4.29		6.42		7.06		7.21

(a)       Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs.  Excludes interest income and interest associated with unrecognized tax benefit liabilities, which is recorded within income tax expense.

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